[redacted]

cM

SE 08031327 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III (A)

SEC FILE NUMBER
8- 17940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Ocean Blvd, 23rd Floor
(No. and Street)

Long Beach (City) California (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell T. Hill (562) 435-5657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Blvd, 22nd floor (Address) Long Beach (City) Ca. (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 29 2008
THOMSON REUTERS

SEC
Mail Processing
Section
APR 22 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/28

OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

Signature

Chief Financial Officer
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On April 17 2008 (Date) before me, Craig T. Cross, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Russell T. Hill (Name(s) of Signer(s))

☑ personally known to me

☑ (or proved to me on the basis of satisfactory evidence)

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

Place Notary Seal Above

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Craig T. Cross
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEC Annual Audit Report Form X-17 A-5 Part III

Document Date: January 31, 2008 Number of Pages: Two

Signer(s) Other Than Named Above: No Other Signers

Capacity(ies) Claimed by Signer(s)

Signer's Name: Russell T. Hill
☐ Individual
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: M H & Co

Signer's Name: ________
☐ Individual
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ________

N/A

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ________

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
JANUARY 31, 2008

NET CAPITAL	
Stockholders' equity per the Company's unaudited X-17A-5 Part IIA filing	$ 393,819
Net audit adjustments	92,933
Stockholders' equity	486,752
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,042
Other allowable credits – deferred income taxes payable	72,139
Total capital and allowable subordinated borrowings	583,933
DEBITS:	
Nonallowable assets:	
Receivables from noncustomers	24,824
Investments not readily marketable	421,958
Prepaid expenses and deferred income taxes	12,249
Other assets	4,185
	463,216
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION	120,717
HAIRCUT ON SECURITIES POSITION, mutual funds	1,196
NET CAPITAL	119,521
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $15,677	5,000
Excess net capital	$ 114,521
Excess net capital at 1000%	$ 117,953
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.13
PERCENT OF DEBT TO DEBT-EQUITY TOTAL	4.9%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 127,390
Net audit adjustments	(7,869)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 119,521
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 7,808
Net audit adjustments	7,869
AGGREGATE INDEBTEDNESS	$ 15,677

END